Exhibit (a)(5)(A)

News

Amplify Energy Announces Commencement of Tender Offer to Purchase Up to Approximately 12% of Its Outstanding Common Stock at a Purchase Price of $12.00 Per Share

HOUSTON, November 19, 2018—Amplify Energy Corp. (OTCQX: AMPY) (“Amplify” or the “Company”) announced today that it is commencing a tender offer to purchase for cash up to 2,916,667 shares of its common stock (the “shares”) at a purchase price of $12.00 per share. The number of shares proposed to be purchased in the tender offer represents approximately 12% of the Company’s currently outstanding common stock. The closing price of the Company’s common stock on November 16, 2018 was $10.00 per share. The $12.00 purchase price per share in the tender offer represents a premium of approximately 20% to the OTCQX closing price per share on November 16, 2018.

The Company will use a portion of its cash on hand to fund the tender offer. Pro forma for the tender offer, the Company expects to have liquidity of more than $160 million to pursue previously announced strategic initiatives, maintain operational flexibility and return capital to shareholders from continuing free cash flow generation.

Pursuant to the tender offer, the Company’s stockholders may tender all or a portion of their shares. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, subject to the conditions of the tender offer, including the provisions relating to proration and conditional tenders in the event that the number of shares properly tendered and not properly withdrawn exceeds 2,916,667. These provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that will be distributed to stockholders and filed with the Securities and Exchange Commission (the “SEC”).

The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase. The tender offer and withdrawal rights will expire at 11:59 p.m., New York City time, on Monday, December 17, 2018, unless extended or terminated. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. D. F. King & Co., Inc. is serving as information agent for the tender offer. Citigroup Global Markets Inc. is acting as dealer manager. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

The Company’s Board of Directors has authorized the tender offer. However, none of the Company, the Company’s Board of Directors, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares. No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

IMPORTANT INFORMATION ABOUT TENDER OFFER

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO to be filed contemporaneously with the SEC in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (866) 721-1211 (toll-free), by email at: ampy@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Citigroup Global Markets Inc., the dealer manager for the tender offer, by telephone at: 1-877-531-8365 (toll-free).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Amplify expects, believes or anticipates will or may occur in the future are forward-looking statements. Terminology such as “will,” “would,” “should,” “could,” “expect,” “anticipate,” “plan,” “project,” “intend,” “estimate,” “believe,” “target,” “continue,” “potential,” the negative of such terms or other comparable terminology are intended to identify forward-looking statements. Amplify believes that these statements are based on reasonable assumptions, but such assumptions may prove to be inaccurate. Such statements are also subject to a number of risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Amplify, which may cause Amplify’s actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks relating to, among other things, the Company’s ability to consummate the tender offer. Please read the Company’s filings with the SEC, including “Risk Factors” in its Annual Report on Form 10-K, and if applicable, its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other public filings and press releases for a discussion of risks and uncertainties that could cause actual results to differ from those in such forward-looking statements. All forward-looking statements speak only as of the date of this press release. All forward-looking statements in this press release are qualified in their entirety by these cautionary statements. Amplify undertakes no obligation and does not intend to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

About Amplify Energy

Amplify Energy Corp. is an independent oil and natural gas company engaged in the acquisition, development, exploration and production of oil and natural gas properties. The Company’s operations are focused in the Rockies, offshore California, East Texas / North Louisiana and South Texas. For more information, visit www.amplifyenergy.com.

Contacts

Amplify Energy Corp.

Martyn Willsher – Chief Financial Officer

(713) 588-8346

martyn.willsher@amplifyenergy.com

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